UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-3619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PHARMACIA SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PHARMACIA SAVINGS PLAN INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pharmacia Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Pharmacia Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan`s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2005 and 2004 and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2005 and schedule H, line 4j - schedule of reportable transactions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  KPMG  LLP

Memphis, Tennessee
June 22, 2006

PHARMACIA SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
(in thousands of dollars)	2005	2004

Assets:
Investments:
Pfizer Inc common stock	$315,385	$409,604
Pfizer Inc preferred stock	251,484	331,126
Common/collective trust funds	847,825	834,320
Fixed income investments	692,519	689,475
Mutual funds	632,858	611,390
	2,740,071	2,875,915
Loans to participants	29,948	30,216
Total investments	2,770,019	2,906,131

Receivables:
Company contributions	11,841	53,001
Participant contributions	2,765	1,271
Dividends and interest receivable	2,757	3,089
Other receivables	--	1,343
Total receivables	17,363	58,704

Total assets	2,787,382	2,964,835

Liabilities:
Notes payable	30,614	59,720
Interest payable	14,700	48,866
Other payables	1,376	1,346
Total liabilities	46,690	109,932

Net assets available for plan benefits	$2,740,692	$2,854,903

See Notes to Financial Statements which are an integral part of these financial statements.

PHARMACIA SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
(in thousands of dollars)	2005	2004

Additions:
Additions to net assets attributed to:
Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	$ 17,976	$ (95,465)
Interest	35,321	43,825
Dividends	25,141	21,295
Interest on participants' loans	1,632	1,635
Total investment income/(loss)	80,070	(28,710)

Contributions:
Participant	91,955	99,439
Rollovers	12,270	38,181
Company	36,324	71,005
Total contributions	140,549	208,625

Total additions	220,619	179,915

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	326,637	371,167
Administrative expenses	4,981	4,832
Interest on notes payable	3,212	6,771
Transfers out of Plan	--	6,987
Total deductions	334,830	389,757

Net decrease	(114,211)	(209,842)

Net assets available for plan benefits:
Beginning of year	2,854,903	3,064,745
End of year	$2,740,692	$2,854,903

See Notes to Financial Statements which are an integral part of these financial statements.

PHARMACIA SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

1.    Description of Plan

The following brief description of the Pharmacia Savings Plan (the "Plan") is provided only for general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan with two component parts: a section 401(k) plan and a section 401(m) plan. The section 401(m) plan consists of Employee Stock Ownership Plan ("ESOP") funds (collectively, the Pharmacia ESOP Funds) and funds that do not constitute an ESOP. The Pharmacia ESOP Funds consist of a Preferred Employee Stock Ownership Plan (the "Preferred ESOP") and a Common Employee Stock Ownership Plan (the "Common ESOP"). The Plan covers substantially all domestic employees of Pfizer Inc (the "Company") not otherwise covered by another defined contribution plan of the Company.

The Plan is part of the Pharmacia Retirement Choice Program ("Choice Program") available to all employees, except those on long-term disability benefits, those employed by the Company in Puerto Rico, those covered under the Pre-Retirement Terminated Leave of Absence program or those covered under a specifically designated severance package. The Choice Program is made up of a traditional pension plan and a 401(k) savings plan. Under the Choice Program, eligible employees select either Option 1 which provides greater pension plan benefits or Option 2 which provides greater savings plan benefits.

Plan Administration

The Savings Plan Committee is responsible for administering the Plan operations in accordance with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Global Benefits Investment Committee is responsible for monitoring the Plan investments.

Administrative Expenses

The Plan pays certain outside service provider expenses (e.g., investment manager, recordkeeping and trustee fees) incurred in the operation of the Plan. Certain other expenses are paid by the Company.

Contributions

Participants (other than Puerto Rico participants) may elect to contribute on a before-tax or after-tax basis from 1% to 20%, in 1% increments, of their compensation, as defined in the Plan document.  Puerto Rico participants may elect to contribute on a before-tax basis or after-tax basis from 1% to 18%, in 1% increments, of their compensation, as defined in the Plan document. Contributions are subject to certain restrictions under the Internal Revenue Code of 1986, as amended, and for the Puerto Rico participants, contributions are also subject to certain additional restrictions under the Puerto Rico Internal Revenue Code of 1994, as amended. Participants who are eligible employees are permitted to roll over into the Plan eligible distributions from other qualified employer sponsored savings plans and conduit IRAs.

The Company matching contributions are the basis for allocating shares of the Preferred ESOP to participants' accounts in combination with a Common ESOP also sponsored by Pfizer. The Preferred Stock remains unallocated until it is distributed (allocated) to participant accounts in accordance with the ESOP loan payment schedule and the provisions of the Plan. Dividends paid to the participants' Preferred ESOP accounts are substituted for an allocation in Preferred ESOP Stock, the cash being used to fund subsequent ESOP loan payments.

For employees eligible for the Choice Program, the Company match depends on the amount of the participant's before-tax and after-tax contribution and whether Option 1 or Option 2 under the Choice Program is selected. Under both Options, the Company will match 100% of participant contributions, from 1% to 5% of compensation, as defined by the Plan. The match is allocated as a combination of the Preferred ESOP and the Common ESOP shares. The percentage split for the 2005 plan year was 100% to the Common ESOP from January 2005 to May 2005. In June 2005, the percentage split was changed to 75% to the Preferred ESOP and 25% to the Common ESOP.  Effective July 1, 2005, the percentage split was changed to 100% to the Preferred ESOP.  The percentage split for the 2004 plan year was 65% to the Preferred ESOP and 35% to the Common ESOP through July 31, 2004. Thereafter, the percentage split was 100% to the Common ESOP. The Preferred ESOP and Common ESOP will allocate shares of stock to participants such that, at the time of allocation, the total value of the shares allocated is equivalent to the Company match. Under Option 2 of the Choice Program there is an additional $0.25 to $1.00 Company match for each $1.00 contributed on the first 5% of eligible pay which is based on the participant's ages as follows:

-	Under age 35: $0.25 additional match
-	Age 35 - 44: $0.50 additional match
-	Age 45 - 49: $0.75 additional match
-	Age 50 and older: $1.00 additional match

The additional match under Option 2 is made in cash and allocated to the participant's current investment fund elections (not into the ESOP Stock Funds).

For Puerto Rico participants, the Company matches 100% of participant contributions, from 1% to 5% of compensation, in the form of preferred stock within the Preferred ESOP. The Preferred ESOP allocates shares of preferred stock to participants such that, at the time of allocation, the total value of the shares allocated is equivalent to the Company match.

The Company contributes to the Common and Preferred ESOP's cash amounts that are necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on each ESOP's outstanding debt and to release stock to cover allocations to participant accounts. Company dividends paid to each ESOP and certain other funds are also used to repay the outstanding ESOP debt.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, Plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants are immediately vested in the full value of their account (i.e., participant's and Company's contributions).

Investment Options

Choice Program Participants

Participant contributions received by the Plan are invested at the direction of the participants in accordance with the terms of the Plan document.

Plan participants eligible for the Choice Program were provided with fund options as outlined below.

a)	Income Fund
b)	Core Bond Fund
c)	Value Stock Fund
d)	Large Company Stock Fund
e)	Growth Stock Fund
f)	Mid-Small Company Stock Fund
g)	International Stock Fund
h)	Pfizer Common Stock Fund
i)	Any combination of the above, provided that a minimum of five percent and a multiple of one percent is directed to each fund selected.

Participants may change their investment elections as often as once a day.

A self-directed brokerage account is an investment option. Participants can choose from about 9,500 mutual funds with varying degrees of potential risk and return.

In addition, the Plan includes four asset allocation funds, which allow Choice Program participants varying degrees of risk and return, including (in order of risk tolerance, least to greatest), the Conservative Portfolio Fund, the Moderate Portfolio Fund, the Moderately Aggressive Portfolio Fund, and the Aggressive Portfolio Fund.  Investments in the Core Bond Fund, Large Company Stock Fund, Mid-Small Company Stock Fund and the International Stock Fund are used in predetermined mixes to form the asset allocation funds.

For Choice Program participants, Company matching contributions for up to the first 5% of compensation and earnings thereon are only posted to the Preferred ESOP Fund and Common ESOP Fund. Upon attaining age 50, participants are allowed to transfer the balance of the Company Matching Account into the other investment fund options.

Other Plan Participants

Investment fund options available to all Plan participants currently not included in the Choice Program (primarily participants employed in Puerto Rico) are listed below.

a)	Income Fund
b)	American Balanced Fund
c)	Indexed Stock Fund
d)	Neuberger Berman Guardian Fund
e)	American Century Ultra Fund
f)	Templeton Foreign Fund
g)	Pfizer Common Stock Fund
h)	Any combination of the above, provided that a minimum of five percent and a multiple of one percent is directed to each fund selected.

Participants may elect to transfer or allocate their participant contribution balances and earnings thereon to any of the above funds.

For Puerto Rico participants, Company matching contributions and earnings thereon are only posted to the Preferred ESOP Stock Fund. Upon completing ten years of employment service and attaining age 55, participants are allowed to transfer a portion of their Pfizer Common Stock Fund balance (i.e., pertaining to Company contributions and earnings thereon) and their Preferred ESOP Fund balance into the other investment fund options. For participants age 55-59 and for participants age 60 and older, 25% and 50% can be transferred to other investment funds, respectively. Those age 60 and older that have already diversified their current Pfizer Common Stock Fund balance 25%, may only diversify another 25%.

Effective January 1, 2006, the Plan was amended to lower the minimum age requirement for diversifying Company matching contributions out of the Pfizer preferred leveraged ESOP fund and/or the Pfizer common leveraged ESOP fund from age 55 to age 40. A participant who has attained age 40 may diversify up to 25% of their total units in the Pfizer preferred leveraged ESOP fund and/or the Pfizer common leveraged ESOP fund .  The amount of total units eligible for diversification increases 25% each 5 years through age 55 where the participant may diversify 100% of their units in the fund.  Participants who were age 50 as of December 31, 2005 will continue to be able to diversify 100% of their units as well as any future Company matching contributions.

The Northern Trust Company ("Northern Trust") is trustee for U.S. and Puerto Rico participants in the Plan. The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments. To the extent any Plan assets are so invested, they are invested in funds managed by Northern Trust. Northern Trust is a related party to the Plan.

Loans to Participants

The Plan has a loan provision which allows participants to borrow from their fund accounts a minimum of five hundred dollars up to a maximum equal to the lesser of 50% of their vested account balance or fifty thousand dollars (reduced by the highest outstanding loan balance within the previous twelve months). Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. Loans for the purchase of a home have a three thousand dollar minimum loan amount. The loans are secured by the balance in the participant's account and bear interest at a rate that is equal to the prime rate, as defined, at the beginning of the quarter in which the loan originates, plus 1%. Interest rates on outstanding loans ranged from 4.75% to 10.51% at December 31, 2005 and from 4.00% to 10.50% at December 31, 2004. Interest is credited to the account of the participant. Repayments may not necessarily be made to the same fund from which amounts were borrowed. Repayments are credited to the applicable funds based on the participant's investment elections at the time of repayment. In the event of termination, participants will have 90 days to repay the loan before the loan is taxed and penalized with an additional 10% tax.

Benefit Payments

Benefits are paid either in cash or in cash and common stock. Common stock is issued only with respect to the participant's accounts in the Pfizer Common Stock Fund and the ESOP Funds. Upon retirement or death, the full value of the participant's accounts is paid in either a lump sum or in installments.

In-Service Withdrawals

Participants may also elect to make in-service withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Company expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Company's Board of Directors or its authorized designee. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company except otherwise permitted under ERISA.

2.    Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting, however, benefit payments are recorded when paid. For treatment of benefits payable, refer to Note 7.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Common stock is valued at quoted market price as of the last business day of the Plan year. Shares of mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. Investments in money market instruments are generally short-term and are valued at cost, which approximates market. Fixed income investments consist of synthetic investment contracts ("SICs") which are reported at their contract value by the insurance companies and underlying banks, respectively, because these investments have fully benefit-responsive features (see Note 5). Loans to participants, which are subject to various interest rates, are recorded at cost which approximates fair value.

Pfizer preferred stock is valued using the higher of the per-share equivalent stated value of $40.30 or the quoted market price of Pfizer common stock multiplied by 2.57486 on the last business day of the plan year (preferred stock share balances maintained by the plan's trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value). Pfizer preferred stock was valued at $60.05 at December 31, 2005 and $69.24 at December 31, 2004 based on the closing Pfizer common stock price of $23.32 on December 31, 2005 and $26.89 on December 31, 2004.

The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Risks and Uncertainties

Investment securities, including Pfizer Inc. common and preferred stock, are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is possible that changes in their values could occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

3.    Tax Status of the Plan

The Plan obtained its latest determination letter dated July 17, 2003 in which the Internal Revenue Service indicated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Company's tax counsel believe that the Plan is currently designed and being operated in material compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.    Investments

The following investments represent 5% or more of the plan's net assets.

	December 31,
(in thousands of dollars)	2005	2004

Barclays Global Investors Equity Index Fund (12,644,754 and 13,857,852 units, respectively)	$480,248	$501,516
Pfizer Inc Common Stock (13,524,232 and 15,232,580 shares, respectively)*	315,385	409,604
AEGON Global wrap contract (synthetic investment contract)	392,586	392,752
Pfizer Inc Preferred Stock (4,188,187 and 4,782,419 shares, respectively)*	251,484	331,126
Barclays Global Investors Intermediate Government Credit Bond Fund (13,667,613 and 14,238,942 units, respectively)	232,213	238,075
Fidelity Growth Company Fund (3,044,652 and 3,224,903 units, respectively)	193,731	183,063
Dodge & Cox Stock Fund (1,317,586 and 1,299,969 units, respectively)	180,799	169,269
Barclays Capital Guardian International Non-U.S. Equity Fund (10,882,064 and 11,041,394 units, respectively)	196,639	165,510

*Nonparticipant-directed shares (See Note 6)

The plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Years ended December 31,
(in thousands of dollars)	2005	2004

Mutual funds	$37,790	$47,090
Pfizer Inc. common stock	(51,676)	(131,682)
Pfizer Inc. preferred stock	(41,200)	(107,418)
Common/collective trust funds	73,062	96,545
	$17,976	$(95,465)

5.    Investment Contracts with Insurance Companies

The Income Fund consists primarily of fully benefit-responsive SICs. The contract value of the SICs represents fair value of the underlying asset plus the contract value of the wrapper contract associated with the underlying asset. At December 31, 2005, the Plan held SICs with a contract value of $692 million.  In 2004, the Plan held SICs with a contract value of $689 million . Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The average portfolio yields were approximately 5% for 2005 and 6% for 2004. The crediting interest rates were approximately 5% for both 2005 and 2004. For SICs, the rate is based on a formula which consists of the yield to maturity, duration, and the book and market values. The rate for SICs is periodically reset, usually quarterly, and cannot be reset below 0%.

6.    Nonparticipant-directed Funds and Notes Payable

The Plan includes the following nonparticipant-directed funds: Pfizer Common Stock Fund, Preferred Leveraged ESOP and the Common Leveraged ESOP. These funds and their related activity were as follows:

Pfizer Common Stock Fund

Effective April 1, 1999, the Pfizer Common Stock Fund was added as an investment option into which participants can direct their contributions and/or transfer existing balances. However, certain Company contribution balances (and earnings thereon) within the Pfizer Common Stock Fund can only be transferred out of the fund into other investment options after participants satisfy certain age and service requirements. All assets and activity within this fund have been disclosed as nonparticipant-directed for purposes of this report.

Below are the net assets available for plan benefits and significant components of the changes in net assets available for plan benefits relating to the Pfizer Common Stock Fund:

	December 31,
(in thousands of dollars)	2005	2004

Assets:
Investments:
Short-term investment funds	$1,516	$1,466
Pfizer Inc common stock	149,164	192,976
Loans to participants	--	51
Total investments	150,680	194,493

Receivables:
Company contributions	20	22
Participant contributions	60	877
Dividends and interest receivable	5	4
Total receivables	85	903

Net assets available for plan benefits	$150,765	$195,396

	Years ended December 31,
(thousands of dollars)	2005	2004

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income/(loss):
Net depreciation in fair value of investments	$(23,716)	$(60,689)
Interest	156	130
Dividends	5,157	4,988
Total investment loss	(18,403)	(55,571)

Participant contributions	5,366	7,163
Company contributions	823	984
Participant loan repayments	777	1,265
Total additions/(reductions)	(11,437)	(46,159)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	21,150	34,155
Participant loan transaction transfers, net	1,023	1,675
Administrative expenses	--	(63)
Transfers to/(from) investment funds, net	11,021	(1,682)
Total deductions	33,194	34,085

Net decrease	(44,631)	(80,244)

Net assets available for plan benefits:
Beginning of year	195,396	275,640
End of year	$150,765	$195,396

Preferred Leveraged ESOP

On March 1, 1990, the preferred ESOP borrowed $275 million from the Bank of New York through the issuance of amortizing notes. These notes, which were guaranteed by the Company, matured in 2004 and previously paid interest at an annual rate of 9.79%. The remaining principal balance on these notes of $58.6 million was paid in its entirety on February 1, 2004.

As of March 1, 1990, the preferred ESOP issued a note to the Company in the amount of $25 million, which carried an interest rate of 6.25% per annum. The $25 million principal balance and unpaid interest was paid in its entirety on February 1, 2005. Unpaid interest relating to this note was $36.5 million at December 31, 2004.

The preferred ESOP entered into a financing agreement with the Company on February 1, 1997 which provides access to up to $95 million in financing at the rate of 7.00% per annum. The preferred ESOP had drawings of $22 million with unpaid interest of $14.7 million outstanding as of December 31, 2005, and $22 million with unpaid interest of $12.3 million outstanding as of December 31, 2004.  Borrowings will be due no later than December 31, 2010.  No interest shall be due until the maturity date of any borrowings.

Projected principal loan payments on the Preferred ESOP debt at December 31, 2005 are as follows (in thousands):

Year	Amount

2006	$12,000
2010	10,000
Total	$22,000

The Pfizer Inc preferred stock is maintained in the Preferred ESOP as unallocated. As principal and interest on the borrowings is paid, the preferred shares become available to be allocated to participants' accounts as Company matching contributions.

Following are the net assets available for plan benefits and significant components of the changes in net assets available for plan benefits relating to the Preferred ESOP:

	December 31, 2005
(in thousands of dollars)	Allocated	Unallocated	Total

Assets:
Investments:
Short-term investment funds	$8,349	$2,000	$10,349
Pfizer Inc preferred stock, convertible	228,375	22,997	251,372
Total investments	236,724	24,997	261,721

Receivables:
Company contributions	--	11,438	11,438
Dividends and interest receivable	--	2,648	2,648
Total receivables	--	14,086	14,086
Total assets	236,724	39,083	275,807

Liabilities:
Notes payable	--	22,000	22,000
Interest payable	--	14,700	14,700
Other payables	17	--	17
Total liabilities	17	36,700	36,717

Net assets available for plan benefits	$236,707	$2,383	$239,090

	December 31, 2004
(in thousands of dollars)	Allocated	Unallocated	Total

Assets:
Investments:
Short-term investment funds	$6,892	$3,976	$10,868
Pfizer Inc preferred stock, convertible	265,793	65,333	331,126
Total investments	272,685	69,309	341,994

Receivables:
Company contributions	--	47,910	47,910
Dividends and interest receivable	--	3,023	3,023
Total receivables	--	50,933	50,933
Total assets	272,685	120,242	392,927

Liabilities:
Notes payable	--	47,000	47,000
Interest payable	--	48,760	48,760
Other payables	92	1	93
Total liabilities	92	95,761	95,853

Net assets available for plan benefits	$272,593	$24,481	$297,074

	Year ended December 31, 2005
(in thousands of dollars)	Allocated	Unallocated	Total

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(31,242)	$(9,957)	$(41,199)
Interest	152	15	167
Dividends	9,442	1,737	11,179
Total investment loss	(21,648)	(8,205)	(29,853)

Company contributions	1,549	11,438	12,987
Allocation of 357,801 shares of Pfizer Inc preferred stock for Company matching contributions	22,707	(22,707)	--
Total additions/(reductions)	2,608	(19,474)	(16,866)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	30,942	--	30,942
Participant loan transaction transfers, net	33	--	33
Transfers to/(from) other investment funds	7,519	(97)	7,422
Interest on notes payable	--	2,721	2,721
Total deductions	38,494	2,624	41,118

Net decrease	(35,886)	(22,098)	(57,984)

Net assets available for plan benefits:
Beginning of year	272,593	24,481	297,074
End of year	$236,707	$2,383	$239,090

	Year ended December 31, 2004
(in thousands of dollars)	Allocated	Unallocated	Total

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investment	$(79,486)	$(27,932)	$(107,418)
Interest	55	34	89
Dividends	10,130	2,511	12,641
Total investment loss	(69,301)	(25,387)	(94,688)

Company contributions	1,400	47,907	49,307
Allocation of 225,702 shares of Pfizer Inc preferred stock for Company matching contributions	20,364	(20,364)	--
Total additions/(reductions)	(47,537)	2,156	(45,381)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	48,618	--	48,618
Participant loan transaction transfers, net	57	--	57
Transfers to other investment funds	3,175	5,399	8,574
Interest on notes payable	--	5,859	5,859
Total deductions	51,850	11,258	63,108

Net decrease	(99,387)	(9,102)	(108,489)

Net assets available for plan benefits:
Beginning of year	371,980	33,583	405,563
End of year	$272,593	$24,481	$297,074

Common Leveraged ESOP

As of December 31, 2005 and 2004, the outstanding principal balance on the Common ESOP's external debt was $1.9 million and $3.8 million, respectively (carrying an interest rate of 8.13% and maturing on December 15, 2006). In addition, the Common ESOP carried a separate internal note payable to the Company. The outstanding principal balance of the internal note as of December 31, 2005 and 2004 was $6.7 million and $8.9 million, respectively (carrying an interest rate of 5.71% and maturing on December 15, 2006).

Projected principal loan payments on the Common ESOP debt at December 31, 2005 are as follows (in thousands):

Year	Amount

2006	$8,614

The proceeds of the borrowings were used to purchase Company common stock. The Pfizer Inc common stock is maintained in the Common ESOP as unallocated. This stock is released for allocation to participants' accounts in accordance with the terms of the Plan as interest and principal on the borrowings are paid.

Following are the net assets available for plan benefits and significant components of the changes in net assets available for plan benefits related to the Common Leveraged ESOP:

	December 31, 2005
(in thousands of dollars)	Allocated	Unallocated	Total

Assets:
Investments:
Short-term investment funds	$609	$1,723	$2,332
Pfizer Inc common stock	165,528	618	166,146
Total investments	166,137	2,341	168,478

Receivables:
Company contributions	--	--	--
Dividends and interest receivable	2	10	12
Total receivables	2	10	12
Total assets	166,139	2,351	168,490

Notes payable	--	8,614	8,614
Other payables	63	--	63
Total liabilities	63	8,614	8,677

Net assets available for plan benefits	$166,076	$(6,263)	$159,813

	December 31, 2004
(in thousands of dollars)	Allocated	Unallocated	Total

Assets:
Investments:
Short-term investment funds	$652	$--	$652
Pfizer Inc common stock	189,649	26,749	216,398
Total investments	190,301	26,749	217,050

Receivables:
Company contributions	1,111	2,433	3,544
Dividends and interest receivable	--	2	2
Total receivables	1,111	2,435	3,546
Total assets	191,412	29,184	220,596

Notes payable	--	12,720	12,720
Interest payable	--	106	106
Total liabilities	--	12,826	12,826

Net assets available for plan benefits	$191,412	$16,358	$207,770

	Year Ended December 31, 2005
(in thousands of dollars)	Allocated	Unallocated	Total

Additions/(reductions)
Additions/(reductions) to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(26,337)	$(1,623)	$(27,960)
Interest	16	119	135
Dividends	5,524	187	5,711
Total investment loss	(20,797)	(1,317)	(22,114)

Company contributions	--	943	943
Allocation of 882,665 shares of Pfizer Inc common stock for Company matching contributions	21,756	(21,756)	--
Total additions/(reductions)	959	(22,130)	(21,171)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	19,600	--	19,600
Loan to participants	26	--	26
Transfers to other investment funds	6,669	--	6,669
Interest on notes payable	--	491	491
Total deductions	26,295	491	26,786

Net decrease	(25,336)	(22,621)	(47,957)

Net assets available for plan benefits:
Beginning of year	191,412	16,358	207,770
End of year	$166,076	$(6,263)	$159,813

	Year Ended December 31, 2004
(in thousands of dollars)	Allocated	Unallocated	Total

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investment	$(59,778)	$(11,215)	$(70,993)
Interest	8	14	22
Dividends	4,782	1,025	5,807
Total investment loss	(54,988)	(10,176)	(65,164)

Company contributions	732	5,672	6,404
Allocation of 746,383 shares of Pfizer Inc common stock for Company matching contributions	23,643	(23,643)	--
Total reductions	(30,613)	(28,147)	(58,760)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	27,393	--	27,393
Loan to participants	21	--	21
Transfers to other investment funds	8,983	--	8,983
Interest on notes payable	--	913	913
Total deductions	36,397	913	37,310

Net decrease	(67,010)	(29,060)	(96,070)

Net assets available for plan benefits:
Beginning of year	258,422	45,418	303,840
End of year	$191,412	$16,358	$207,770

7.    Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

The following is a reconciliation of net assets available for plan benefits according to the financial statements to the Plan's Form 5500 filed for 2004 and expected to be filed for 2005.

	December 31,
(in thousands of dollars)	2005	2004

Net assets available for plan benefits per the financial statements	$2,740,692	$2,854,903

Amounts allocated to withdrawing participants	(584)	(214)

Net assets available for plan benefits per Form 5500	$2,740,108	$2,854,689

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

	Years ended December 31,
(in thousands of dollars)	2005	2004

Benefits paid to participants per the financial statements	$326,637	$371,167

Add: Amounts allocated to withdrawing participants at end of year	584	214

Less: Amounts allocated to withdrawing participants at beginning of year	(214)	(3,091)

Benefits paid to participants per Form 5500	$327,007	$368,290

PHARMACIA SAVINGS PLAN
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005
(in thousands of dollars)

Identity of issue, borrower or similar party	Description of investment	Cost	Current Value

Corporate Stock - Preferred
*PFIZER INC	4,188,187 shares	$168,834	$251,484

Corporate Stock - Common
*PFIZER INC	13,524,232 shares	$340,047	$315,385

Common/Collective Trust
*COLLECTIVE SHORT-TERM INVESTMENT FUND	Money Market Fund	36,963	36,964
MFO BGI EQTY INDEX "T" FD	Com. Coll. fund: 12,644,754 units	353,211	480,247
MFO BGI EXTD MKT EQTY INDEX "K" FD	Com. Coll. fund: 3,825,692 units	96,603	133,975
MFO CAP GUARDIAN INTL NON-US EQTY	Com. Coll. Fund: 10,882,064 units	133,896	196,639
Total Common/Collective Trusts		$620,673	$847,825

Registered Investment Companies
MFD FIDELITY GROWTH COMPANY FUND	Mutual fund: 3,044,652 units	158,386	193,731
MFO AMER BALANCED FD INC CAP OPEN END FD	Mutual fund: 66,842 units	1,105	1,191
MFO BGI INTERMEDIATE GOVERNMENT CREDIT BOND FUND	Com. Coll. Fund: 13,667,613 units	211,875	232,213
MFO AMERN CENTY ULTRA INV FD	Mutual fund: 78,022 units	2,239	2,347
MFO DODGE & COX STOCK FD OPEN END FD	Mutual fund: 1,317,586 units	141,254	180,799
MFO NEUBERGER & BERMAN GUARDIAN EQTY FD	Mutual fund:96,706 units	1,521	1,725
MFO TEMPLETON FDS INC FGN FD CL A	Mutual fund:53,609 units	594	680
Total Registered Investment Companies		$516,974	$612,686

Self-Directed Brokerage Account			$20,172

Synthetic Investment Contracts
Monumental Life Ins. Co ABS Insurance Contract	Wrapper Contract		(788)
Contract No. MDA00349TR	Global Wrap		75,374
	Total Contract Value	74,586	74,586
	Interest rate: 5.19%

Rabobank Nederland (1 contract)	Wrapper Contract		(788)
Contract No. UP060101	Global Wrap		75,374
	Total Contract Value	74,586	74,586
	Interest rate: 5.19%

UBS AG (1 contract)	Wrapper Contract		(788)
Contract No. 3080	Global Wrap		75,374
	Total Contract Value	74,586	74,586
	Interest rate: 5.19%

AIG Financial Products Corp. Landesbank (1 contract)	Wrapper Contract		(788)
Contract No. 541686	Global Wrap		75,374
	Total Contract Value	74,586	74,586
	Interest rate: 5.20%

AEGON Global Wrap	Wrapper Contract		1,589
Contract No. CDA0003TR	Global Wrap		392,586
	Total Contract Value	394,175	394,175
	Blended Interest Rate: 5.06%

Total Synthetic Investment Contracts - Contract Value		$692,519	$692,519

*Participant Loans	3,786 Loans,
	Interest rate: 4.75% - 10.51%
	Maturity date range: May 2006 - Nov. 2015	$29,948	$29,948

Grand Total		$2,368,995	$2,770,019

* Party-in-Interest as defined by ERISA

See accompanying report of independent registered pubic accounting firm.

 PHARMACIA SAVINGS PLAN
SCHEDULE H, 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
December 31, 2005
(in thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)

Pfizer Inc*	Common stock; 53 purchases	$49,176	$--	$49,176	$49,176	$--

Pfizer Inc*	Common stock; 119 sales	$--	$80,948	$81,254	$80,948	$(306)

*Party-in-interest as defined by ERISA

See accompanying report of independent registered pubic accounting firm.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PHARMACIA SAVINGS PLAN

By: /s/ Richard A. Passov

Richard A. Passov Chair, Savings Plan Committee

Date:  June 29, 2006

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBIC ACCOUNTING FIRM

To the Savings Plan Committee
Pharmacia Savings Plan:

We consent to incorporation by reference in the Registration Statement on Form S-8 dated April 16, 2003 (File No. 333-104582) of our report dated June 22, 2006, relating to the statements of net assets available for plan benefits of the Pharmacia Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2005 and schedule H, line 4j -  schedule of reportable transactions for the year-ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the Pharmacia Savings Plan.

/s/ KPMG LLP

Memphis, Tennessee
June 22, 2006